
04021766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Hawaiian Electric Industries, Inc.

900 Richards Street, Honolulu, Hawaii 96813


SEC MAIL PROCESSING
MAR 3 1 2004
WASH. D.C.

REQUIRED INFORMATION

Financial Statements. The statements of net assets available for benefits as of December 31, 2003 and 2002, and the statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002, the supplemental schedule of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003, together with notes to financial statements, and KPMG LLP's audit report thereon, are filed as a part of this annual report and attached hereto as Exhibit 1.

Written Consent. The written consent of KPMG LLP with respect to the Plan's financial statements is filed as a part of this annual report and attached hereto as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: March 26, 2004

By: HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

By: ______________________
Eric K. Yeaman
Its Chairman

By: ______________________
Peter C. Lewis
Its Secretary



HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)



P.O. Box 4150
Honolulu, HI 96812-4150

Independent Auditors' Report

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We have audited the accompanying statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Honolulu, Hawaii
March 5, 2004



HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	December 31,	
	2003	**2002**
Investments:		
At fair value	$ 230,616,370	$ 189,399,655
Participant loans	5,294,290	4,084,990
	235,910,660	193,484,645
Receivables:		
Employers' contributions	8,806	15,877
Participants' contributions due from Hawaiian Electric Industries, Inc. and subsidiaries	190,941	—
Total receivables	199,747	15,877
Payable to Fidelity Investments Institutional Operations Company, Inc.	(4,021)	(2,955)
Net assets available for benefits	$ 236,106,386	$ 193,497,567

See accompanying notes to financial statements.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2003 and 2002

	Year ended December 31,	
	2003	**2002**
Investment income (loss):		
Dividend income	$ 5,366,893	$ 4,694,094
Interest income	688,700	739,091
Net appreciation (depreciation) in fair value of investments	31,315,048	(25,051,692)
Total investment income (loss)	37,370,641	(19,618,507)
Contributions	16,556,674	14,755,072
Proceeds from demutualization	4,254	—
Distributions to participants	(11,305,239)	(12,223,329)
Administrative expenses and other	(17,511)	(12,517)
Net increase (decrease) before transfer from other plan	42,608,819	(17,099,281)
Transfer from other plan	—	407,099
Net increase (decrease)	42,608,819	(16,692,182)
Net assets available for benefits, beginning of year	193,497,567	210,189,749
Net assets available for benefits, end of year	$ 236,106,386	$ 193,497,567

See accompanying notes to financial statements.

(1) Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (Plan) was established by Hawaiian Electric Industries, Inc. (Company or HEI) effective April 1, 1984. The latest restatement of the Plan is generally effective January 1, 1998. The Plan is a defined contribution plan.

The following description of the Plan provides general information only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

(a) Administration of Plan Assets

The board of directors of the Company appoints, removes, and replaces the Pension Investment Committee (PIC), which is comprised of officers of the Company and its subsidiaries. The PIC is responsible for oversight of investment options and administration of the Plan. The PIC appoints the Administrative Committee to oversee day-to-day administration of the Plan and to interpret its provisions. The Administrative Committee is comprised of employees of the Company and its subsidiaries and is chaired by a member of the PIC.

The Participating Employers and the Plan pay the Plan's administrative fees.

(b) Eligibility

All nonbargaining unit employees of Participating Employers (other than leased employees or contract employees hired for specific tasks or assignments) are eligible to participate in the Plan upon employment. Prior to January 1, 2003, nonbargaining unit employees other than regular, full-time employees, were eligible to participate in the Plan on the entry date (January 1 or July 1) following completion of one year of service. Bargaining unit employees are eligible to participate in the Plan upon becoming a "regular" employee under the terms of their respective collective bargaining agreements (and subject to any future changes therein).

(c) Salary Reduction Contributions

Employees participate in the Plan by making salary reduction elections from 1% to 30% (20% prior to July 1, 2002) of compensation, as defined in the Plan, subject to a maximum amount of $12,000 and $11,000 in 2003 and 2002, respectively. The maximum amount will increase to $13,000 for 2004, $14,000 for 2005, and $15,000 for 2006 and thereafter. After 2006, the limit will be adjusted for changes in the cost of living.

Effective July 1, 2002, participants who are age 50 or older, or who will reach 50 during the year, may elect to make catch-up contributions of an additional 1% to 30% of compensation, as defined in the Plan, subject to a maximum amount of $2,000 and $1,000 in 2003 and 2002, respectively. The maximum amount will increase to $3,000 for 2004, $4,000 for 2005, $5,000 for 2006 and thereafter. After 2006, the limit will be adjusted for changes in the cost of living.

For purposes of the Plan in 2003 and 2002, compensation is defined as W-2 earnings, (a) excluding bonuses (other than Merit Performance Bonuses at American Savings Bank, which may be partially or fully contributed to the Plan by separate election, but which are not otherwise taken into account in applying participants' salary reduction elections), fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances and special executive compensation, and (b) including nontaxable elective contributions made by a Participating Employer to this Plan, a cafeteria plan, or a pre-tax transportation spending plan. A maximum of $200,000 in annual compensation may be taken into account under the Plan for 2003 and 2002. The compensation limit will be adjusted in future years for increases in the cost of living.

In accordance with Section 415(c) of the Internal Revenue Code (Code), the sum of annual additions to a participant's account under all defined contribution plans is limited to the lesser of $40,000 in 2003 and 2002, or 100% of the participant's annual taxable compensation plus nontaxable salary reduction contributions made to this Plan, a cafeteria plan, or a pre-tax transportation spending plan. Participants may also elect to roll over amounts from Individual Retirement Accounts (IRAs) or certain retirement plans or arrangements of prior employers into the Plan, which amounts are not subject to the Section 415(c) limitation.

In addition, under the provisions of the Code, the Plan must satisfy certain tests designed to prohibit discrimination in favor of highly compensated employees. Each year the Company must determine whether the contributions to the Plan satisfy these tests. If the tests are not satisfied, the Company will limit contributions to the Plan on behalf of highly compensated employees or distribute excess contributions to highly compensated employees to the extent necessary to meet the tests, or both.

(d) Employer Nonelective Contributions

The Plan also provides for employer nonelective contributions by HEI Power Corp. (HEIPC) (for non-highly compensated employees only), ProVision Technologies, Inc. (PVT) (prior to 2003), and Pacific Energy Conservation Services, Inc. (PECS) in the amount of 6% of annual "HEIDI Compensation." Total employer contributions amounted to approximately $9,112 and $20,449 in 2003 and 2002, respectively. In 2003, PVT did not make any employer nonelective contributions and ceased its participation in the Plan due to cessation of its business operations. HEIPC did not make employer nonelective contributions for any highly compensated employees. Employees of all other Participating Employers are not eligible for these employer nonelective contributions.

"HEIDI Compensation" means all straight-time pay and commissions paid (or accrued) during the Plan Year for services rendered to a HEIDI Employer, including elective contributions to this Plan, a cafeteria plan (other than employer-provided FlexCredits), or a pre-tax transportation spending plan. HEIDI Compensation does not include overtime or premium pay, discretionary bonuses, reimbursements or other expense allowances, fringe benefits, deferred compensation, welfare benefits, or contributions (except for elective contributions) by a HEIDI Employer to this Plan or any other employee benefit plan. HEIDI Compensation earned before becoming a Participant is not be counted in determining contributions to the Plan. HEIDI Compensation taken into account for purposes of the Plan is limited to $200,000 annually, as adjusted for increases in the cost of living.

(Continued)

(e) ***Participant Accounts***

Each participant has an individual account in the Plan, which may include one or more subaccounts. Participants are entitled to benefits to the extent that they are vested in their accounts. Each participant's account is credited with the participant's elective contributions, the employer nonelective contribution, if applicable, and allocations of Plan earnings and gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid by the Plan. Allocations are based on the proportion of earnings and gains or losses (whether realized or unrealized) of the investment alternative for such period that the balance of each participant's account in such investment alternative bears to the aggregate balance of the accounts of all participants in such investment alternative. Participants are responsible for investing all amounts in their accounts using investment options offered under the Plan. The Plan currently offers 16 mutual funds, a money market fund and a common stock fund which consists of shares of HEI common stock and short-term liquid investments. If a participant does not choose an investment option, or if an investment option is discontinued and a participant fails to direct reinvestment of amounts invested in such terminated option within certain time limits, such amounts are automatically invested in the American Savings Bank, F.S.B. (ASB) Money Market Account, or such other investment as the PIC may direct, pending direction by the participant.

Effective January 1, 2002, the portion of the Plan that is invested, pursuant to participant investment directions, in the HEI Common Stock Fund offered through the Plan is designated as an employee stock ownership plan (ESOP). Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment alternatives become part of the ESOP component of the Plan.

(f) ***Distributions***

Distributions from participants' accounts are generally made upon retirement, death, permanent disability, other termination of employment, or for certain participants, attainment of age 70-1/2. Active participants who attain age 70-1/2 while still employed by a Participating Employer or other subsidiary of the Company, may elect to begin receiving distributions on April 1 of the next year or to defer distribution of the accounts until retirement.

Distributions from all accounts are generally made in a lump sum. Distributions from the HEI Common Stock Fund are in the form of HEI common stock or, if the participant so elects, cash. Distributions of HEI Stock Ownership Plan (HEISOP) subaccounts invested in the HEI Common Stock Fund may be made in installments, generally over a period of no more than five years, or may be made in a single lump sum (in stock or in cash).

(g) ***Death Benefits***

Upon the death of a participant who has not begun to receive benefits from the Plan, the full value in the participant's account is paid in a lump sum to the participant's designated beneficiary. A married participant's spouse is automatically the participant's beneficiary unless the participant designates someone else as the beneficiary with the spouse's written consent. If a participant dies while receiving installment distributions from a HEISOP subaccount, the remaining installments will be paid to the participant's beneficiary.

(h) ***Withdrawals While Employed***

Prior to the normal time of distribution, pre-tax salary reduction contributions may be withdrawn in the event of hardship. Hardship is defined as an immediate and heavy financial need as a result of, but not limited to, the following: (1) payment of tuition and related educational fees, and room and board expenses for the next 12 months of post-secondary education incurred by the participant, participant's spouse, children, or other tax dependents; (2) the purchase of a participant's principal residence; (3) payment of extraordinary and unreimbursed medical expenses incurred by the participant, participant's spouse, or dependents described in Section 213(d) of the Code incurred by the participant; (4) payment of funeral expenses of a family member; or (5) payments to prevent eviction from a participant's principal residence or foreclosure on a mortgage on the participant's principal residence. A participant who receives a hardship withdrawal is prohibited from making additional pre-tax salary reduction contributions to the Plan for six months following the hardship withdrawal.

Withdrawal of tax deductible voluntary contributions or after-tax contributions previously allowed under the Plan can be made upon request. Prior to July 1, 2002, such withdrawals were limited to one per year. These after-tax contributions are no longer permitted under the Plan.

Effective January 1, 2002, participants who have elected to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments, or may elect to have such dividends reinvested.

(i) ***Participant Loans***

The minimum loan amount is $1,000 and the maximum amount of all loans under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the prior 12 months, or 50% of the participant's eligible balance. Loan terms generally may not exceed 5 years. Loans used to purchase a principal residence can have terms of up to 15 years. The interest rates on the loans are set at the time a participant applies for such loans. Loans bear interest on unpaid principal at the then current interest rate on the ASB Money Market Account offered under the Plan, plus 2%. The participant's account secures the outstanding loan balance. Loans outstanding at December 31, 2003 bear interest at various rates ranging from 3.5% to 8.25%. Principal and interest payments are made ratably through payroll deductions. The participant's account will be reduced by the unpaid loan balance prior to distribution.

As of January 1, 2003, participants are allowed up to two loans outstanding at any one time under the Plan. There can be two general loans or one general loan and one loan for the purchase of a primary residence. Prior to January 1, 2003, a second loan could be made only for hardship reasons and required approval by the Administrative Committee.

(Continued)

(j) Vesting

Participants are 100% vested in their accounts at all times, except to the extent that their account balances are derived from employer nonelective contributions (sometimes referred to as "HEIDI" contributions). Employer nonelective contributions made by HEIPC, PVT, and PECS and earnings thereon, are 0% vested until the participant completes two years of vesting service and 100% vested thereafter.

In general, vesting service is granted for the period of time from the date the participant commences employment with a Participating Employer to the date of termination. The Plan sets forth additional rules for the calculation of vesting service for part-time employees, certain leaves of absence, and other special situations. A participant who terminates service with less than two years of vesting service generally will forfeit amounts representing employer nonelective contributions and earnings thereon unless the employee returns to employment within five years. Participants who terminated employment with HEIPC on or after January 1, 2001 due to contraction of HEIPC's business operations will become fully vested in their HEIDI subaccounts if HEIPC terminates its participation in the Plan on or before December 31, 2005. Participants who terminated employment with PVT on or after January 1, 2003 due to cessation of PVT's business operations became fully vested in their HEIDI accounts. Forfeitures are used to reduce future employer contributions and are not material for the years ended December 31, 2003 and 2002.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value determined by the last reported sales price on the last business day of the year (market value). The ASB Money Market Account is stated at cost, which approximates fair value. Participant loans are stated at amortized cost, which approximates fair value. Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

The Plan records benefits when they are paid.

(Continued)

(e) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) Investments

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are separately identified.

		2003		2002
Mutual funds:				
Fidelity Magellan Fund	$	65,391,840	$	52,377,920
Fidelity Puritan Fund		19,076,445		15,074,549
Spartan U.S. Equity Index Fund		19,329,672		13,431,491
Other		43,116,776		34,633,371
		146,914,733		115,517,331
Other funds:				
Hawaiian Electric Industries, Inc. Common Stock Fund		63,199,880		57,787,278
American Savings Bank, F.S.B. Money Market Account		20,501,757		16,095,046
		83,701,637		73,882,324
Total investments at fair value	$	230,616,370	$	189,399,655

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $31,315,048 and $(25,051,692), respectively, as follows:

		2003		2002
Mutual funds:				
Fidelity Magellan Fund	$	12,496,627	$	(17,099,654)
Fidelity Puritan Fund		2,648,578		(1,854,354)
Spartan U.S. Equity Index Fund		3,871,533		(4,029,759)
Other		7,783,276		(6,899,970)
		26,800,014		(29,883,737)
Other funds:				
Hawaiian Electric Industries, Inc. Common Stock Fund		4,515,034		4,832,045
Net appreciation (depreciation) in fair value	$	31,315,048	$	(25,051,692)

(Continued)

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), and each Participating Employer has the right to discontinue its contributions or terminate its participation. PVT's participation in the Plan terminated in 2003, effective with the termination of PVT's last employee, due to cessation of PVT's business operations. In the event of Plan termination, affected participants become 100% vested in their accounts.

(5) Federal Income Taxes

The Plan and related trust are qualified under the Code and are exempt from federal income taxes under Sections 401(a), 401(k), and 501(a) of the Code. The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 21, 1995, that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter, and has been restated to comply with legislative and regulatory changes since 1994. In 2002, the Company submitted the restated Plan to the IRS for a favorable determination as to its continuing qualified status. On September 18, 2003, the IRS issued a favorable determination letter covering the Plan restatement generally effective January 1, 1998, and certain subsequent amendments. The determination letter does not cover all amendments to the Plan because the IRS has not yet opened a determination letter program for certain statutory changes.

Participants generally are not subject to federal income taxes on pre-tax contributions or on income or realized gains until a distribution from the Plan is made. However, pre-tax contributions are subject to applicable employment taxes.

Participants' income on after-tax contributions made prior to July 1, 1992, is not subject to federal income taxes until a distribution from the Plan is made.

Distributions made before a participant reaches age 59-1/2 are subject to a special 10% excise tax except (1) distributions upon death or permanent disability of the participant; (2) distributions (after separation from service) that are part of a series of substantially equal periodic payments over the life of the participant or the joint lives of the participant and his or her beneficiary; (3) distributions after the participant separates from service after reaching age 55; (4) distributions to an alternate payee under a qualified domestic relations order; (5) distributions on account of extraordinary medical expenses; (6) dividends paid on employer stock and distributed in accordance with Section 404(k) of the Code; and (7) distributions made on account of an IRS levy against a participant's benefits.

Nonannuity distributions made directly to a participant or his or her beneficiary are normally subject to a 20% withholding tax on the distribution. Participants may not elect to forego such withholding. Hardship withdrawals and direct rollovers to another eligible plan or IRA are not subject to the 20% withholding tax.

Distributions are generally taxable to a participant in the year of distribution except for (1) amounts rolled over to another tax-qualified plan or IRA within 60 days of receipt of the distribution by the participant or a surviving spouse, (2) amounts representing net unrealized appreciation in shares of HEI common stock distributed in kind (unless the participant elects to be currently taxed on such appreciation), and (3) after-tax contributions. Distributions in the form of HEI common stock are valued at fair market value for the purpose of determining the amount distributed, but the portion of such stock distributions representing net unrealized appreciation is not taxed until the participant disposes of the stock (unless the participant elects to be taxed at the time of distribution).

(6) Related Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (FMR). Fidelity Management Trust Company (FMTC), an affiliate of FMR, is the trustee as defined by the Plan and, therefore, transactions with FMR qualify as party-in-interest transactions. Fees paid by the Plan for record-keeping services provided by Fidelity Investments Institutional Operations Company, Inc. (FIIOC), an affiliate of both FMR and FMTC, amounted to approximately $17,500 and $12,500 for the years ended December 31, 2003 and 2002, respectively. Plan participants may elect to invest in the ASB Money Market Account. In addition, Plan participants' may elect to invest in the HEI Common Stock Fund which consists of shares of HEI common stock and short-term liquid investments. ASB and HEI are two of the Plan's Participating Employers and, therefore, these transactions are considered related party transactions.

(7) Plan Merger

Bishop Insurance Agency of Hawaii, Inc. (BIA) sponsored the Bishop Insurance Agency, Inc. 401(k) Profit Sharing Plan (BIA Plan). On March 15, 2001, BIA became a member of the Company's controlled group. Effective December 31, 2001, BIA ceased making contributions to the BIA Plan. Effective January 1, 2002, all participants in the BIA Plan became fully vested, the BIA Plan was closed to new participants, and BIA became a Participating Employer. In April 2002, the assets of the BIA Plan were transferred to the Plan to complete the merger of the BIA Plan into the Plan. In 2003, the BIA Plan received $4,254 in proceeds from the liquidation (demutualization) of a mutual insurance company in which the BIA Plan had previously held an interest. From that amount, $2,273 was used to pay administrative expenses and $1,981 was allocated to participant accounts.

(8) Subsequent Amendment

Effective January 1, 2004, the Plan was amended to revise the definition of Compensation to include performance-based bonuses and incentive compensation for employees of ASB, American Savings Investment Services Corporation, and BIA. The prior definition is retained for all other employees.

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (number of shares or units), including maturity date, rate of interest, collateral, par, or maturity value	(d) Current value
*	American Savings Bank, F.S.B. Money Market Account	20,501,757	$ 20,501,757
*	Hawaiian Electric Industries, Inc. Common Stock Fund	3,187,084	63,199,880
	Mutual funds:		
*	Fidelity Magellan Fund	669,039	65,391,840
*	Spartan U.S. Equity Index Fund	490,476	19,329,672
*	Fidelity Puritan Fund	1,032,834	19,076,445
*	Fidelity Overseas Fund	270,264	8,494,386
*	Fidelity Retirement Money Market Portfolio	5,545,587	5,545,587
	Neuberger Berman Partners Fund – Trust Class	298,778	4,876,062
*	Fidelity U.S. Bond Index Fund	412,442	4,615,224
*	Fidelity Freedom 2010 Fund	348,504	4,537,521
	MSIF Trust Value Portfolio – Adviser Class	267,102	4,121,389
*	Fidelity Freedom 2020 Fund	296,541	3,860,961
*	Fidelity Freedom 2030 Fund	144,745	1,874,453
	Invesco Dynamics Fund – Investor Class	120,154	1,771,077
	T. Rowe Price Small-Cap Stock Fund	59,173	1,655,666
*	Fidelity Freedom 2000 Fund	74,329	875,601
*	Fidelity Freedom Income Fund	62,605	694,285
*	Fidelity Freedom 2040 Fund	25,736	194,564
*	Participant loans	555 loans with interest rates from 3.5% to 8.25%, maturing in 2004 through 2018	5,294,290
			$ 235,910,660

*Party-in-interest

See accompanying independent auditors' report.

Exhibit 2

Accountants' Consent

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We consent to incorporation by reference in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. of our report dated March 5, 2004, included herein, relating to the statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003.

KPMG LLP

Honolulu, Hawaii
March 26, 2004